SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Rio de Janeiro – November 11, 2010 – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).  The 2009 information was adjusted for comparison purposes.

Consolidated net income totaled R$8,566 million in 3Q-2010 and R$24,588 million in 9M-2010

Main Highlights

R$ million
	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)		2010	2009	2010 X 2009 (%)

8,295	8,566	7,940	3	Consolidated Net Income	24,588	22,390	10
2,587	2,570	2,534	(1)	Total Oil and Natural Gas Production (th. barrel/day)	2,568	2,513	2
15,927	14,736	14,081	(7)	EBITDA	45,739	45,185	1
256,675	373,766	336,772	46	Market Value (Parent Company)	373,766	336,772	11

•          Net income totaled R$8,566 million in 3Q-2010, 3% up on the previous quarter, due to higher domestic sales volume and the improved financial result.

•          Brazilian oil and natural gas production increased by 2% year-on-year in 9M-2010, reaching a new record level of 53,773,000 m³/day in September.

•          The Public Share Offering was concluded, increasing capital by R$ 120,249 million;

•          As a result, the funds generated allowed to execute the Transfer of Rights Agreement (R$ 74,808 million) and continue with the 2010-2014 Business Plan (R$ 45,440 million in cash and government securities).

•          The capitalization maintained the Company’s leverage indices at sustainable levels: net leverage fell from 34% to 16% (considering LFTs – treasury bills – maturing in more than 90 days).

•          Thanks to economic growth and the reduction in reservoir levels, together with increased logistics capacity, gas-powered thermal energy output in September (6,252 average-MW) and natural gas sales in 3Q-2010 (360,000 boed) reached record levels.

•          FPSO, Cidade de Angra dos Reis, began operations in October, the first definitive production system in the Tupi area, marking the initiation of commercial oil production in the Santos Basin pre-salt area.

www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Dear Shareholders and Investors,

With great satisfaction we announce our results for the third quarter of 2010, a quarter in which we successfully completed the biggest share offering in history. The success of the transaction was made possible by the market’s confidence in our ability to generate profitable growth over time, based on a remarkable opportunity set.  The success was also a recognition of the openness and transparency of our operations and financial results.

The total size of the equity offering was R$ 120.2 billion.  R$ 74.8 billion of the proceeds from the offering were used to purchase the right to produce up to 5 bbls of oil equivalent in previously unlicensed pre-salt areas. Access to these additional oil and gas volumes will allow us to improve our portfolio through sustainable production growth, while adding shareholder value through economies of scale, and efficiencies acquired with operating experience.

R$ 45.4 billion of the offering was retained as cash and cash equivalents and Brazilian Government securities.  The combination of an increase in our capital base, combined with the increase of cash and equivalents, lowered our net debt to net capital from 34% to 16%. These additional financial resources will enable the Company to continue investing to meeting the aggressive targets of our business plan, while maintaining leverage within targeted levels. In recognition of our continuing growth, Petrobras advanced from 6th place to 4th place in Platt´s most recent ranking of the world’s leading energy firms.

Net income grew by 10% year-on-year in the first nine months, primarily sustained by increased oil and gas production, higher commodity prices and greater oil product sales volume, the latter fueled by Brazil’s economic growth. Capital spending during the period totaled R$ 56.5 billion, of which the largest share was dedicated to Brazilian exploration and production. To maintain the integration of our businesses and capture operational synergies, we also continue to invest heavily to upgrade our existing refineries to produce cleaner fuels and to construct new refineries to meet growing market demand.

In October, we celebrated 57 years of successful operations. We also inaugurated the expansion of the Leopoldo Américo Miguez de Mello Research and Development Center (Cenpes), representing a landmark in the Company’s technological history. Latin America’s biggest R&D center, and Brazil’s leading source of patents in the last ten years, doubled in size, becoming one of the world’s largest applied research institutes. This expansion, together with our partnerships with universities and research centers around the country, has made Brazil a world leader in the field of energy. A clear result of increasing investments in research and technology has been our success at producing oil from ultra-deep waters, and discovering oil sealed under a layer of salt two kilometer thick.

On October 22, we concluded drilling the ninth pre-salt well in the Tupi area of the Santos Basin, confirming the light crude and gas potential. October also saw the start-up of the Tupi pilot project, the first definitive production system installed in the pre-salt belt. It will produce light crude with a high commercial value and collect vital technical data for the future development of the major reserves in this region.

Aiming at growth, innovation, profitability and social and environmental responsibility, we will continue to invest our funds in one of the oil and gas sector’s best project and opportunity portfolios, generating returns for our shareholders and investors, as well as benefiting society as a whole.

2

Main items and Consolidated Economic Indicators

R$ million
	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)		2010	2009	2010 X 2009 (%)

66,884	68,869	60,298	3	Gross Operating Revenues	199,077	169,855	17
53,631	54,739	47,897	2	Net Operating Revenues	158,782	135,138	17
19,387	19,645	19,060	1	Gross Profit	58,342	55,968	4
12,303	10,673	10,402	(13)	Operating Profit [1]	34,593	34,844	(1)
(630)	1,968	1,447	(412)	Financial Result	637	(273)	(333)
8,295	8,566	7,940	3	Net Income	24,588	22,390	10
0.95	0.97	0.90	2	Net Income per Share [2]	2.80	2.56	9

				Result by Business Segment
7,649	6,882	5,262	(10)	. Exploration & Production	21,843	13,296	64
(108)	1,299	2,114		. Supply *	2,307	12,295	(81)
349	275	343	(21)	. Gas and Power	947	541	75
268	348	409	30	. Distribution	978	944	4
533	277	273	(48)	. International	1,258	26
(956)	(332)	(396)	(65)	. Corporate	(2,551)	(4,055)	(37)

20,348	18,399	36,300	78	Consolidated Investments	56,500	50,680	11

36	36	40		Gross Margin (%)	37	41	(4)
23	19	22	(4)	Operating Margin (%)	22	26	(4)
15	16	17	1	Net Margin (%)	15	17	(2)
15,927	14,736	14,081	(7)	EBITDA – R$ million[3]	45,739	45,185	1

78.30	76.86	68.27	(2)	Brent (US$/bbl)	77.13	57.15	35
1.79	1.75	1.87	(2)	US Dollar Average Price - Sale (R$)	1.78	2.08	(14)
1.80	1.69	1.78	(6)	US Dollar Last Price - Sale (R$)	1.69	1.78	(5)

				Price Indicators (*)
158.72	158.28	152.65	-	Average Oil Products Realization Prices (R$/bbl)	158.23	158.82	-
				Average sale price - Brazil
73.79	72.10	64.00	(2)	. Oil (US$/bbl)	72.92	48.48	50
19.73	14.71	19.66	(25)	. Natural Gas(US$/bbl)	16.34	25.01	(35)
				Average sale price - International
66.20	63.35	57.16	(4)	. Oil (US$/bbl)	63.94	49.24	30
14.82	12.14	12.30	(18)	. Natural Gas(US$/bbl)	13.94	12.08	15

1 Operating income before financial result, equity balance and taxes.

2  Earnings per share calculated by weighted average of shares outstanding

3 Operating income before financial result, equity balance and depreciation/amortization.

3

3Q-2010 x 2Q-2010.

•         Net Income 4

In 3Q-2010, net income totaled R$8,566 million, 3% up on the quarter before, due to higher domestic sales volume and the improved financial result, thanks to gains from the impact of the exchange variation on the net debt, offset by the reduction in international prices, in turn caused by the variation in commodity prices.

The upturn in operating expenses was due to expenses from the financial structuring of the Barracuda project, now concluded, and additional expenses arising from the 2010/2011collective bargaining agreement and incentives for employees to purchase shares in the Public Offering.

•         EBITDA

Third-quarter EBITDA came to R$14,736 million, down by 7% due to the above-mentioned increase in operating expenses.

•         Net Debt /EBITDA Ratio 5

The net debt of the Petrobras System closed the third quarter 39% down on June 30, 2010, reflecting the increase in the cash position following the Public Offering, while average indebtedness, measured by the net debt/EBITDA ratio, fell from 1.52 to 0.94 in the same period.

4 For further details, see Appendix 2.

5For further details, see page 16.

4

9M-2010 x 9M-2009.

•         Net Income 6

Net income totaled R$24,588 million in the first nine months, 10% up year-on-year, due to higher domestic sales volume, as well as higher export prices and international sales, which more than offset the reduction in domestic diesel and gasoline prices and the upturn in unit costs, chiefly from imports and the government take, which were also affected by international prices.

Selling expenses were pressured by higher sales volume and freight costs, while other operating expenses were pushed up by provisions for impairment losses in the San Lorenzo refinery and the Breitener thermal plant, additional expenses from the 2010/2011 collective bargaining agreement and the reduction in tax benefits.

The record financial result (R$910 million) was due to the impact of the exchange variation on net liabilities, given that, in 2009, the average balance of assets exposed to the exchange rate was higher than the Company’s debt.

Minority interests generated a positive impact of R$3,088 million, thanks to the effect of the exchange rate variation on SPE debt, the exercise of stock options in certain structured projects and the revision of future receivables flows related to financial leasing operations, both at the end of 2009.

•         EBITDA

EBITDA moved up by 1% over 9M-2009, reflecting higher domestic sales volume, the increase in international prices, and higher costs and expenses related to commodity prices and sales volume.

6 For further details, see Appendix 3

5

RESULTS BY BUSINESS AREA

Petrobras operates in an integrated manner, with the greater part of oil and gas production in the exploration and production area being transferred to other Company areas.

When reporting results per business area, transactions with third parties and transfers between business areas are valued in accordance with the internal transfer prices established between the various areas and assessment methodologies based on market parameters.

EXPLORATION AND PRODUCTION (E&P)

(3Q-2010 x 2Q-2010): The reduction in net income was caused by lower domestic oil sale/transfer prices, due to international oil prices and the appreciation of the Brazilian Real against the U.S. dollar, the 2010/2011 collective bargaining agreement, and non-recurring expenses from the financial structuring of the Barracuda project, now concluded.

These effects were partially offset by the 4.7% increase in the volume of oil sold/transferred.

The spread between the average domestic oil price and the average Brent price widened from US$4.51/bbl in 2Q-2010 to US$4.76/bbl in 3Q-2010.

(9M-2010 x 9M-2009): The increase in net income reflected higher domestic oil prices (50% in US$/bbl), in turn due to the international market appreciation of "heavy” versus “light” crudes and the 2% upturn in daily oil and LNG production.

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$8.67/bbl in 9M-2009 to US$4.21/bbl in 9M-2010.

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)	Domestic Production (th. barrels/day)	2010	2009	2010 X 2009 (%)

2,010	1,991	1,974	(1)	Oil and NGL	1,995	1,963	2
331	333	319	1	Natural Gas [7]	327	316	3
2,341	2,324	2,293	(1)	Total	2,322	2,279	2

(3Q-2010 x 2Q-2010): The downturn was due to maintenance stoppages in various platforms in the Campos Basin throughout the third quarter, partially offset by higher output from the new production units.

(9M-2010 x 9M-2009):  Increased output from the P-54 (Roncador), P-53 (Marlim Leste), FPSO-Cidade de Niterói (Marlim Leste), P-51 (Marlim Sul), P-34 (Jubarte), FPSO-Cidade de Vitória (Golfinho), FPSO-Cidade de Santos (Uruguá), FPSO-Espírito Santo (Parque das Conchas) and FPSO-Frade (Frade) platforms, as well as from the extended well tests (EWT) in Tiro (SS-11) and Tupi (FPSO-Cidade de São Vicente), offset the natural decline in the remaining fields.

7 Excludes liquefied gas and includes re-injected gas.

6

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Lifting Cost - country	2010	2009	2010 X 2009 (%)

				US$/barrel:
9.79	10.60	9.02	8	• • without government participation	9.94	8.53	17
24.50	24.67	22.86	1	• • with government participation	24.31	19.06	28

				R$/barrel:
17.54	18.46	16.84	5	• • without government participation	17.66	17.44	1
43.91	42.72	41.62	(3)	• • with government participation	43.48	38.28	14

 Lifting Cost Excluding Government Take – US$/barrel

(3Q-2010 x 2Q-2010): The upturn in the lifting cost was due to the increase in personnel expenses as a result of the 2010/2011 collective bargaining agreement and the use of maintenance materials for the Campos Basin platforms.

(9M-2010 x 9M-2009):  Excluding the exchange variation, the lifting cost climbed by 6% over 9M-2009 due to the increased number of interventions in the Albacora Leste, Marlim Sul, Marlim, Albacora and Bicudo fields, as well as higher personnel expenses.

Lifting Cost Including Government Take – US$/barrel

(3Q-2010 x 2Q-2010): Excluding the exchange variation, the unit lifting cost remained virtually flat.

(9M-2010 x 9M-2009): Excluding the exchange variation, the unit lifting cost increased by 22% as a result of the higher reference price for local oil and the higher tax rate applied to the Marlim Sul and Marlim Leste fields due to the upturn in production.

7

REFINING, TRANSPORTATION & MARKETING

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)	Net Income	2010	2009	2010 X 2009 (%)

(108)	1,299	2,114	(1,303)		2,307	12,295	(81)

(3Q-2010 x 2Q-2010): The improved result was due to lower oil acquisition/transfer and oil product import costs, in turn caused by international prices, the appreciation of the Brazilian Real against the U.S. dollar and the increase in domestic oil product sales volume, especially diesel (+7%).

These effects were partially offset by the reduction in the domestic price of those oil products whose prices are directly pegged to international prices.

(9M-2010 x 9M-2009):  The reduction in net income reflected higher oil acquisition/transfer and oil product import costs (Brent, up by 35% in US$/bbl).

These effects were partially offset by the increase in domestic oil product sales volume, chiefly gasoline (18%), diesel (10%) and jet fuel (16%), higher average export prices and the upturn in the domestic price of those oil products whose prices are directly pegged to international prices, despite the reduction in the price of diesel (15%) and gasoline (4.5%) in June 2009.

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Imports and exports (th. barrels/day)	2010	2009	2010 X 2009 (%)

330	317	429	(4)	Crude oil imports	331	405	(18)
289	445	209	54	Oil products imports	336	157	114
619	762	638	23	Import of crude oil and oil products	667	562	19
561	432	485	(23)	Crude oil exports [8]	516	483	7
216	179	239	(17)	Oil products exports	196	231	(15)
777	661	724	(21)	Export of crude oil and oil products [9]	712	714
158	(151)	86	(196)	Net exports (imports) crude oil and oil products	45	152	(70)
28	143	23	411	Other imports	60	12	400
	1	2		Other exports [9]	1	1

(3Q-2010 x 2Q-2010): The reduction in oil exports was due to higher processed volume following the resumption of operations in Replan.

The upturn in oil product imports, chiefly diesel, reflected the seasonal impact of planting for the summer grain harvest and the increase in industrial activity.

(9M-2010 x 9M-2009): The upturn in oil exports was caused by higher output and increased supply, due to lengthier scheduled stoppages in distillation units, especially in Replan.

The increase in oil product imports reflected growing demand, especially for diesel, thanks to the improved grain harvest in 2010 and the intensification of infrastructure works, and gasoline, due to the ethanol shortage at the beginning of 2010.

[3] [4]

8 Includes oil exports by the Refining, Transportation & Marketing and E&P business areas.

9 Includes ongoing exports.

8

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Output Oil products (th. barrels/day)	2010	2009	2010 X 2009 (%)

1,807	1,843	1,867	2	Output Oil products	1,805	1,806	-
1,942	1,942	1,942	-	Primary Processed Installed Capacity[10]	1,942	1,942	-
91	94	94	3	Use of Installed Capacity (%)	91	92	(1)
81	83	79	2	Domestic crude as % of total feedstock processed	82	79	3

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Processed Feedstock – Domestic (th. barrels/day)	2010	2009	2010 X 2009 (%)

1,760	1,830	1,826	4		1,777	1,778

(3Q-2010 x 2Q-2010):  Daily processed crude moved up by 4%, as a result of the scheduled stoppage in the Replan refinery’s distillation unit in 2Q-2010.

(9M-2010 x 9M-2009):  Daily processed crude remained flat over the over the first nine months of 2009.

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Refining Cost - Domestic	2010	2009	2010 X 2009 (%)

3.93	4.89	3.37	24	Refining Cost (US$/barrel)	4.17	3.02	38
7.03	8.55	6.27	22	Refining Cost (R$/barrel)	7.39	6.17	20

(3Q-2010 x 2Q-2010): Excluding the exchange variation, refining costs climbed by 22%, due to higher expenses from scheduled stoppages; personnel, following the 2010/2011 collective bargaining agreement; and catalysts and other chemical products, caused by lower consumption in the second quarter as a result of the scheduled stoppages in Recap and Replan.

(9M-2010 x 9M-2009): Excluding the exchange variation, these costs increased by 22%, due to higher expenses from scheduled stoppages, personnel and third-party services, chiefly as a result of equipment maintenance.

[5]+

10 According to the ownership recognized by the ANP.

9

GAS & POWER

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Net Income	2010	2009	2010 X 2009 (%)

349	275	343	(21)		947	541	75

(3Q-2010 x 2Q-2010): The reduction in net income was due to the following factors:

• Lower energy trading margins due to the higher average spot market acquisition cost;

• The reduction in the average natural gas sales price, reflecting the increased sales share of the thermal market.

• Non-recurrig items (ICMS tax credit write-off and R&D expenses).

These factors were partially offset by higher electric generation and by increase in natural gas sales.

(9M-2010 x 9M-2009):  The year-on-year improvement was due to the following factors:

• Higher sales of natural gas to the non-thermal generation segment, accompanying industrial growth, as well as to the thermal segment, thanks to greater demand for power generation;

• Increased fixed revenue from energy auctions (regulated market);

• The reduction in natural gas import/transfer costs, accompanying the behavior of international prices and the appreciation of the Brazilian Real against the U.S. dollar.

These factors were partially offset by higher selling expenses from LNG regasification vessels.

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Gas Import (th. barrels/day)	2010	2009	2010 X 2009 (%)

168	184	141	10	Gas Import (th. Barrels/day)	168	142	18
2,052	1,827	1,811	(11)	Electricity sell - average MW	2,056	1,641	25
881	2,853	251	224	Electricity generation - average MW	1,405	629	123
41	118	21	188	Price for the Settlement of Differences	60	44	36

(3Q-2010 x 2Q-2010): Upturn in imports due to the increased volume of imported gas to meet growing demand (which reached record levels in 3Q-2010).

In comparison with 2Q-2010, electric power sales fell by 11% due to the anticipation of sales in 1Q-2010 and 2Q-2010 as a result of commercial opportunities that arose in the first half of the year.

Thermal generation jumped by 224% over the previous quarter due higher output as a result of low reservoir levels in the period. Exports (to Argentina) also contributed to the upturn.

(9M-2010 x 9M-2009): Sales climbed by 25% due to higher energy reserves, allowing the company to take advantage of market opportunities.

Higher output as of July was due to low reservoir levels in the period and increased demand for electric power.

10

				DISTRIBUTION
	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)	Net Income	2010	2009	2010 X 2009 (%)

268	348	409	30		978	944	4

(3Q-2010 x 2Q-2010): The upturn in net income was due to the 10% increase in sales volume despite the 4% reduction in sales margins. This improvement was also caused by the fact that in 2Q-2010 the Company incurred non-recurring expenses from the settlement of ICMS tax debits with the state of Rio de Janeiro (R$ 110 million).

The segment recorded a 38.8% share of the fuel distribution market in 3Q-2010, versus 38% in the previous quarter.

(9M-2010 x 9M-2009): The year-on-year improvement in net income was due to the 3% increase in sales margins and the 9% upturn in sales volume, partially offset by expenses from the settlement of ICMS tax debits with the state of Rio de Janeiro (R$ 110 million).

The Company’s share of the fuel distribution market climbed from 38.5% in 9M-2009 to 38.7% in 9M-2010.

11

INTERNATIONAL MARKET

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)	Net Income	2010	2009	2010 X 2009 (%)

533	277	273	(48)		1,258	26	4,738

(3Q-2010 x 2Q-2010): The reduction in net income was due to higher exploration expenses (R$83 million) and the write-off of dry or economically unviable wells in Angola, Nigeria, the USA and Argentina (R$127 million).

(9M-2010 x 9M-2009): The improvement was caused by higher international commodity prices in 2010, increased E&P sales volume, and the operational start-up of the Akpo field in Nigeria in March 2009, which impacted gross profit (R$1,220 million).

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	International Production (th. barrels/day)	2010	2009	2010 X 2009 (%)

				Consolidated - International Production
146	144	137	(1)	Oil and NGL	144	127	13
92	94	94	2	Natural Gas [11]	94	96	(2)
238	238	231		Total	238	223	7
8	8	10		Non Consolidated - Internacional Production[12]	8	11	(27)
246	246	241		Total International Production	246	234	5

(3Q-2010 x 2Q-2010):  Consolidated oil and LNG production fell due to unitization of the Agbami field, in Nigeria, reducing Petrobras’ share of this field.

Consolidated gas production moved up in 3Q-2010 due to increased Brazilian demand for Bolivian gas.

(9M-2010 x 9M-2009): Consolidated oil and LNG production increased due to the start-up of the Akpo field, in Nigeria, in March/09, more than offsetting the reduced interest in the Guando field, in Colombia, for contractual reasons, and the decline in output from mature wells in the Neuquina Basin, in Argentina.

The increase in gas production was fueled by increased Brazilian demand for Bolivian gas, partially offset by the decline in mature wells in the Neuquina Basin.

[6] [7]

11 Excludes liquefied gas and includes re-injected gas.

12 Non-consolidated companies in Venezuela.

12

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Lifting Cost - International (US$/barrel)	2010	2009	2010 X 2009 (%)

5.48[13]	6.02	5.72	10		5.54	5.04[14]	10

(3Q-2010 x 2Q-2010): Higher expenses in Argentina due to the higher number of well interventions and repairs, and higher expenses with transportation, safety and well interventions in Nigeria.

(9M-2010 x 9M-2009): Increase in third-party services in Argentina, caused by contractual price adjustments and pay rises.

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Processed Feedstock – International (th. barrels/day)	2010	2009	2010 X 2009 (%)

194	213	204	10		206	194	6

(3Q-2010 x 2Q-2010):  This upturn was caused by the scheduled stoppage in Japan refinery in the previous quarter.

(9M-2010 x 9M-2009):  Improved operational performance in the refinery in the USA, due to the plant’s better operational reliability and higher margins in Argentina, offset by the scheduled stoppage in Japan refinery between May and June 2010.

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Output Oil products - International (th. barrels/day)	2010	2009	2010 X 2009 (%)

208	227	207	9	Output Oil products	220	208	6
281	281	281		Primary Processed Installed Capacity	281	281
63	73	67	10	Use of Installed Capacity (%)	70	65	5

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Refining Cost – International	2010	2009	2010 X 2009 (%)

3.68	4.44	3.50	21		3.82	4.64 [15]	(18)

(3Q-2010 x 2Q-2010): Higher maintenance expenses in the Japanese refinery.

(9M-2010 x 9M-2009): The improved operational reliability of the Pasadena refinery led to a reduction in expenses with maintenance and repairs and an increase in the volume of processed crude.

15 Revisions to the CTOR in the Japanese refinery.

13 Revisions to the lifting cost of the Nigeria unit.

14 Revisions to the lifting cost of the Angola and Nigeria unit.

13

Sales Volume – thousand barrels/day

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)		2010	2009	2010 X 2009 (%)
802	859	769	7	Diesel	798	726	10
374	379	327	1	Gasoline	388	329	18
101	104	104	3	Fuel Oil	103	102	1
151	172	175	14	Nafta	158	164	(4)
221	230	222	4	GLP	218	210	4
85	93	79	9	QAV	87	75	16
164	196	149	20	Other [16]	176	132	33
1,898	2,033	1,825	7	Total Oil Products	1,928	1,738	11
93	111	103	19	Alcohol, Nitrogens, Biodiesel and other	95	93	2
292	360	244	23	Natural Gas	304	237	28
2,283	2,504	2,172	10	Total domestic market	2,327	2,068	13
777	612	726	(21)	Exports	713	715
638	574	538	(10)	International Sales [17]	591	560	6
1,415	1,186	1,264	(16)	Total international market	1,304	1,275	2
3,698	3,690	3,436		Total	3,631	3,343	9

Year-to-date domestic sales volume moved up by 13% over 9M-2009, chiefly due to sales of the following products:

•         Diesel (increase of 10%) – due to the economic recovery, higher grain production and increased investments in infrastructure.

•         Gasoline (increase of 18%) – due to increased use of flex-fuel vehicles as a result of the ethanol shortage at the beginning of 2010, the reduction in the ratio of anhydrous ethanol in the gasoline mix in February 2010, and higher urban consumption.

•         Natural gas (increase of 28%) – due to higher consumption by the non-thermal market, fueled by the industrial recovery, and by the thermal market to meet the demand for electricity and maintain the level of hydro plant reservoirs during the dry season.

Corporate Overhead (US$ million)

	Third Quarter			Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	2010	2009	2010 X 2009 (%)

725	887	745	22	2,263	1,790	26

(3Q-2010 x 2Q-2010): Excluding the exchange variation, corporate overhead increased by 20% over the previous quarter, due to higher expenses with personnel and data-processing, partially offset by lower expenses from advertising, marketing and sponsorships.

(9M-2010 x 9M-2009): Excluding the exchange variation, corporate overhead climbed by 12% in the first nine months, due to higher expenses with personnel, rent, general services and data-processing.

[11] [12]

16 Especially asphalt sales volume, due to increased consumption by infrastructure works.

17 Altered in accordance with revision of volumes from PESA.

14

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners.

R$ million
	Jan-Sep
	2010	%	2009	%	Δ %
• Own Investments	54,114	96	45,737	91	18
Exploration & Production	24,077	43	23,219	46	4
Supply	20,582	37	10,591	21	94
Gas and Power	3,650	6	4,483	9	(19)
International	3,383	6	5,499	11	(38)
Distribution	457	1	396	1	15
Corporate	1,965	3	1,549	3	27
• Special Purpose Companies (SPCs)	2,386	4	3,787	7	(37)
• Projects under Negotiation	-	-	1,156	2	-
Total Investments	56,500	100	50,680	100	11

(I) International	3,383	100	5,499	100	(38)
Exploration & Production	3,030	90	3,032	55	-
Supply	191	6	1,206	22	(84)
Gas and Power	90	2	161	3	(44)
Distribution	51	1	1,060	19	(95)
Other	21	1	40	1	(48)

(II) Projects Developed by SPCs	2,386	100	3,787	100	(37)
Exploration & Production	270	11	579	15	(53)
Supply	382	16	648	17	(41)
Gas and Power	1,734	73	2,560	68	(32)

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire of oil and gas exploration, development and production rights. Currently the Company is a member of 101 consortiums, of which it operates 69.

Petrobras entered into an Assignment Agreement with the federal government for the right to produce of 5 billion barrels of oil equivalent (boe) in areas not yet licensed in the pre-salt belt totaling R$74,808 million, paid with funds from the Public Offering.

R$ million

Consolidated Investments	56.500

Marketable Securities
Transfer of Rights Agreement - payment in cash bills	10,740
Expenses with geology, geofisic and research	6,992
Other	(1,842)
235
Consolidated Investments (DFC)	72,625

[13]

18 Includes investments in biofuel totaling R$ 929 million in 9M-2010.

15

Consolidated Debt

	R$ million

	09.30.2010	06.30.2010	Δ %
Short-term Debt [19]	22,921	25,981	(12)
Long-term Debt [20]	92,233	92,430	-
Total	115,154	118,411	(3)
Cash and cash equivalents	47,292	24,210	95
Treasury Bills (maturity of more than 90 days)	10,740
Adjusted Cash Equivalents	58,032	24,210
Net Debt[21]	57,122	94,201	(39)
Net Debt/(Net Debt + Shareholder's Equity)	16%	34%	(53)
Total Net Liabilities[22]	449,665	357,820	26
Capital Structure
(third parties net / total liabilities net)	33%	50%	(34)

	US$ million

	09.30.2010	06.30.2010	Δ %
Short-term Debt	13,529	14,422	(6)
Long-term Debt	54,440	51,307	6
Total	67,970	65,729	3
Net Debt	33,716	52,290	(36)

19 Includes contractual commitments related to the transfer of benefits, risks and control of assets (R$ 235  million on September 30, 2010 and R$ 362 million on June 30, 2010)

20 Includes contractual commitments related to the transfer of benefits, risks and control of assets (R$ 259 million on September 30, 2010 and R$ 276  million on June 30, 2010)

21 Total debt less cash and cash equivalents.

22 Total liabilities net of cash and financial investments.

16

Income Statement – Consolidated

R$ million
	Third Quarter			Jan-Sep
2Q-2010	2010	2009		2010	2009

66,884	68,869	60,298	Gross Operating Revenues	199,077	169,855
(13,253)	(14,130)	(12,401)	Sales Deductions	(40,295)	(34,717)
53,631	54,739	47,897	Net Operating Revenues	158,782	135,138
(34,244)	(35,094)	(28,837)	Cost of Products Sold	(100,440)	(79,170)
19,387	19,645	19,060	Gross profit	58,342	55,968
			Operating Expenses
(2,276)	(2,140)	(1,941)	Sales	(6,488)	(5,553)
(1,897)	(2,117)	(1,964)	General and Administratives	(5,843)	(5,539)
(626)	(801)	(706)	Exploratory Cost	(2,430)	(2,358)
-	-	-	Losses on recovery of assets	(194)	-
(415)	(505)	(416)	Research & Development	(1,312)	(1,121)
(225)	(215)	(109)	Taxes	(593)	(436)
(380)	(341)	(338)	Pension and Health Plan	(1,130)	(1,038)
(1,265)	(2,853)	(3,184)	Other	(5,759)	(5,079)
(7,084)	(8,972)	(8,658)		(23,749)	(21,124)
12,303	10,673	10,402	Operating Income befor Financial Result and Participation in Equity Income	34,593	34,844
			Net Financial Expenses
922	982	913	Income	2,664	2,598
(815)	(937)	(671)	Expenses	(2,637)	(2,215)
(380)	1,417	1,684	Net Monetary Variation	467	1,574
(357)	506	(479)	Net Exchange Variation	143	(2,230)
(630)	1,968	1,447		637	(273)

(7,714)	(7,004)	(7,211)		(23,112)	(21,397)
(231)	229	314	Participation in Equity Income	(180)	339
11,442	12,870	12,163	Operating Profit	35,050	34,910
(3,105)	(3,739)	(3,372)	Income Tax & Social Contribution	(9,784)	(8,754)
8,337	9,131	8,791	Net Income	25,266	26,156
(42)	(565)	(851)	Income attributed to minority interests	(678)	(3,766)
8,295	8,566	7,940	Income attributed to minority interests	24,588	22,390

17

Balance Sheet – Consolidated

Assets	R$ million
	09.30.2010	12.31.2009
Current Assets	111,415	74,374
Cash and Cash Equivalents	47,292	29,034
Accounts Receivable	18,407	14,062
Inventories	21,359	19,448
Marketable Securities	11,514	124
Taxes Recoverable	8,182	7,023
Other	4,661	4,683

Non Current Assets	396,282	275,933
Long-term Assets	39,065	34,923
Petroleum & Alcohol Account	820	817
Advances to Suppliers	6,359	5,365
Marketable Securities	4,933	4,639
Deferred Taxes and Social Contribution	17,418	16,231
Accounts Receivable	4,279	3,288
Deposits - Legal Matters	2,613	1,989
Prepaid Expenses	1,169	1,432
Other	1,474	1,162
Investments	8,774	5,660
Fixed Assets	265,330	227,079
Intangible	83,113	8,271

Total Assets	507,697	350,307

Liabilities	R$ million
	09.30.2010	12.31.2009
Current Liabilities	65,310	54,829
Short-term Debt	22,686	15,166
Suppliers	19,580	17,082
Taxes and Social Contribution	9,328	10,590
Salaries, Benefits and Charges	2,918	2,304
Dividends	1,826	2,333
Pension and Health Plan	1,263	1,208
Other	7,709	6,146
Non Current Liabilities	140,908	128,364
Long-term Debt	91,974	84,992
Deferred Taxes and Social Contribution	24,373	20,458
Health Care Benefits	10,970	10,208
Provision for well abandonment	4,764	4,791
Pension Plan	4,162	3,956
Contingency Provision	1,656	865
Other	3,009	3,094

Shareholders’ Equity	297,361	164,204
Capital Stock	200,161	78,967
Reserves/Net Income	97,200	85,237
Minority Interest	4,118	2,910
Shareholders Equity	301,479	167,114
Total Liabilities	507,697	350,307

18

Statement of Cash Flow – Consolidated

R$ million
	Third Quarter			Jan-Sep
2Q-2010	2010	2009		2010	2009
8,295	8,566	7,940	Net Income	24,588	22,390
4,964	6,508	8,731	(+) Adjustments	13,421	15,798
3,624	4,063	3,679	Depreciation & Amortization	10,952	10,341
1,265	(1,896)	(1,467)	Interest, FX Rate and Monetary Variation	485	(2,694)
42	565	851	Minority interest	678	3,766
230	(229)	(314)	Result of Equity Income	180	(339)
1,541	2,775	1,026	Income Tax and deffered contributions	3,871	158
191	(1,932)	(1,783)	Inventory Variation	(2,303)	(2,104)
(166)	(2,793)	410	Accounts Receivable Variation	(5,410)	(336)
112	3,345	1,110	Supplier Variation	2,556	(336)
243	364	381	Pension and Health Plan Variation	1,208	857
(2,097)	(856)	1,719	Tax Variation	(4,030)	2,925
274	356	306	Write-off of dry wells	1,262	1,071
204	200	412	Impairment	714	550
(499)	2,546	2,401	Other Adjustments	3,258	1,939
13,259	15,074	16,671	(=) Cash Generated by Operating Activities	38,009	38,188
(19,638)	(36,974)	(18,446)	(-) Cash used in Investment Activities [23]	(72,625)	(50,622)
	(74,808)		Transfer of Rights Agreement	(74,808)
	67,816		Payment in Treasury Bills	67,816
	(6,992)		Payment in Cash Bills	(6,992)
	(8,356)		Other Investments in E&P	(22,894)
(7,252)	(15,348)	(9,333)	Investment in E&P	(29,886)	(23,996)
(9,044)	(6,903)	(5,077)	Investment in Refining and Transportation	(20,881)	(13,146)
(1,399)	(1,857)	(2,533)	Investment in Gas and Energy	(5,550)	(7,101)
(136)	(201)	(141)	Investiments in Distribution	(426)	(359)
(899)	(943)	(1,208)	Investment in International Segment	(3,237)	(5,233)
	(10,740)		Treasury Bills (maturity of more than 90 days)	10,740
(908)	(982)	(154)	Other investments [23]	(1,905)	(787)
(6,379)	(21,900)	(1,775)	(=) Free cash flow	(34,616)	(12,434)
3,581	45,331	22,015	(-) Cash used in Financing Activities	53,101	27,152
	115,052		. Capital Increase [24]	115,052
	(67,816)		.Treasury Bills	(67,816)
	47,236		Capitalization Cash	47,236
	(357)		Public Offer Expenses	(357)
7,292	57	25,441	Financing	11,562	36,987
(3,711)	(1,605)	(3,426)	Dividends	(5,340)	(9,835)
57	(349)	(227)	(+) FX effect in cash and cash equivalents	(227)	(507)
(2,741)	23,082	20,013	(=) Cash generated in the period	18,258	14,211
26,951	24,210	10,297	Cash at the Beginning of Period	29,034	16,099
24,210	47,292	30,310	Cash at the End of Period	47,292	30,310

23 Includes investments of R$939 million in the biofuel segment.

19

Statement of Added Value – Consolidated

	R$ million
	Jan-Sep
	2010	2009
Revenue
Sale of products and services [24]	201,736	172,773
Assets construction	49,484	39,729
	251,220	212,502
Materials acquisitions from third parties
Raw Materials Used	(29,801)	(25,625)
Products for Resale	(31,856)	(17,981)
Energy, Services & Other	(51,824)	(45,849)
Tax	(14,917)	(12,199)
Impairment	(714)	(550)
	(129,112)	(102,204)
Gross Added Value	122,108	110,298

Retentions
Depreciation & Amortization	(10,952)	(10,341)
Net Added Value produced by company	111,156	99,957

Added Value Received
Equity Income Result	(180)	339
Financial Revenue - including monetary and exchange variation	2,664	2,598
Rent and Royalties and other	725	858
	3,209	3,795
Added Value to Distribute	114,365	103,752

Distribution of Added Value

Personnel and administratives
Salaries/Sharing Profit
Salaries	10,188	8,852
Benefits
Advantages	548	510
Health, Retirement and Pension Plan	2,262	1,920
FGTS	521	470
	13,519	11,752
Tax
Federal Government	40,770	36,493
States	19,991	18,180
Municipal	135	124
Foreign states	3,806	3,773
	64,702	58,570
Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variation	5,243	3,236
Rent and freight expenses	5,636	4,038
	10,879	7,274
Shareholders
Interest on Own Capital	5,336	4,387
Minority Interest	677	3,766
Retained Earnings	19,252	18,003
	25,265	26,156
Distributed Added Value	114,365	103,752

24 Net of doubtful receivables provisions.

20

Consolidated Statement by Business Area - Jan-Sep/2010 [25]

	R$ MILLION

	E&P	SUPPLY	GAS & POWER	DISTRIB.	INTERN.	CORP.[26]	ELIMIN.	TOTAL

Net Operating Revenues	70,576	129,325	10,886	48,148	18,265	-	(118,418)	158,782
Intersegments	69,945	42,376	1,247	1,004	3,846	-	(118,418)	-
Third Parties	631	86,949	9,639	47,144	14,419	-	-	158,782
Cost of Goods Sold	(32,490)	(120,370)	(7,447)	(43,978)	(14,101)	-	117,946	(100,440)
Gross Profit	38,086	8,955	3,439	4,170	4,164	-	(472)	58,342
Operating Expenses	(5,179)	(5,127)	(2,095)	(2,688)	(2,435)	(6,403)	178	(23,749)
Sales, General & Administrative	(567)	(3,947)	(1,369)	(2,539)	(1,289)	(2,758)	138	(12,331)
Taxes	(181)	(67)	(33)	(22)	(123)	(166)	(1)	(593)
Exploratory Costs	(1,895)	-	-	-	(535)	-	-	(2,430)
Loss on recovery assets	-	-	(80)	-	(114)	-	-	(194)
Research & Development	(639)	(230)	(147)	(6)	(5)	(285)	-	(1,312)
Health and Pension Plan	-	-	-	-	-	(1,130)	-	(1,130)
Other	(1,897)	(883)	(466)	(121)	(369)	(2,064)	41	(5,759)
Operating Profit (Loss)	32,907	3,828	1,344	1,482	1,729	(6,403)	(294)	34,593
Net of Interest Income (Expenses)	-	-	-	-	-	637	-	637
Equity Income	-	(147)	3	-	(9)	(27)	-	(180)

Income (Loss) Before Taxes and Minority Interests	32,907	3,681	1,347	1,482	1,720	(5,793)	(294)	35,050
Income Tax & Social Contribution	(11,188)	(1,302)	(457)	(504)	(342)	3,909	100	(9,784)
Minority Interests	124	(72)	57	-	(120)	(667)	-	(678)
Net Income	21,843	2,307	947	978	1,258	(2,551)	(194)	24,588

Consolidated Statement by Business Area - Jan-Sep/2009 [25]

	R$ MILLION

	E&P	SUPPLY	GAS & POWER	DISTRIB.	INTERN.	CORP.[26]	ELIMIN.	TOTAL

Net Operating Revenues	53,601	108,449	9,428	42,552	15,445	-	(94,337)	135,138
Intersegments	52,704	36,879	1,470	1,119	2,165	-	(94,337)	-
Third Parties	897	71,570	7,958	41,433	13,280	-	-	135,138
Cost of Goods Sold	(27,926)	(86,210)	(6,827)	(38,831)	(12,502)	-	93,126	(79,170)
Gross Profit	25,675	22,239	2,601	3,721	2,943	-	(1,211)	55,968
Operating Expenses	(5,592)	(4,195)	(1,628)	(2,249)	(2,245)	(5,427)	212	(21,124)
Sales, General & Administrative	(543)	(3,481)	(990)	(2,247)	(1,338)	(2,649)	156	(11,092)
Taxes	(8)	(75)	(20)	(22)	(114)	(197)	-	(436)
Exploratory Costs	(1,981)	-	-	-	(377)	-	-	(2,358)
Research & Development	(450)	(238)	(29)	(8)	(2)	(394)	-	(1,121)
Health and Pension Plan	-	-	-	-	-	(1,038)	-	(1,038)
Other	(2,610)	(401)	(589)	28	(414)	(1,149)	56	(5,079)
Operating Profit (Loss)	20,083	18,044	973	1,472	698	(5,427)	(999)	34,844
Net of Interest Income (Expenses)	-	-	-	-	-	(273)	-	(273)
Equity Income	-	544	92	(27)	(268)	(2)	-	339
Income (Loss) Before Taxes and Minority Interests	20,083	18,588	1,065	1,445	430	(5,702)	(999)	34,910
Income Tax & Social Contribution	(6,828)	(6,135)	(331)	(501)	(245)	4,944	342	(8,754)
Minority Interest	41	(158)	(193)	-	(159)	(3,297)	-	(3,766)
Net Income	13,296	12,295	541	944	26	(4,055)	(657)	22,390

  [19] [20]

25 The segmented information for 2010 and 2009 was prepared considering the changes to the business areas, due to the transfer of management of the Fertilizer business from Refining, Transportation & Marketing to Gas & Power.

26 Biofuel results are included in the corporate group.

21

EBITDA(27) Consolidated Statement by Business Area - Jan - Sep/2010 [28]

	R$ MILLION

	E&P	SUPPLY	GAS & POWER	DISTRIB.	INTERN.	CORP.[30]	ELIMIN.	TOTAL

Operating Profit	32,907	3,828	1,344	1,482	1,729	(6,403)	(294)	34,593
Depreciation / Amortization	6,653	1,471	819	268	1,334	407	-	10,952
Impairment	-	-	80	-	114	-	-	194
EBITDA	39,560	5,299	2,243	1,750	3,177	(5,996)	(294)	45,739

Statement of Other Operating Income (Expenses) - Jan-Sep/2010 [28]

	R$ MILLION

	E&P	SUPPLY	GAS & POWER	DISTRIB.	INTERN.	CORP.[29]	ELIMIN.	TOTAL

Losses and Contingencies related to Lawsuit	(608)	(249)	(2)	(186)	(17)	(561)	-	(1,623)
Institutional relations and cultural projects	(50)	(30)	(14)	(59)	(3)	(646)	-	(802)
Labor Agreement	(225)	(136)	(23)	(12)	(15)	(223)	-	(634)
Inventory adjustment	-	(73)	-	-	(440)	(5)	-	(518)
Non programmed stoppages in installations and production equipment	(295)	(22)	(79)	-	-	-	-	(396)
HSE Expenses	(57)	(76)	(3)	-	-	(151)	-	(287)
Operational expenses with thermoelectric	-	-	(282)	-	-	-	-	(282)
Incentive, Donations and Governamental Subvention	105	200	12	-	-	-	-	317
Other	(767)	(497)	(75)	136	106	(478)	41	(1,534)
	(1,897)	(883)	(466)	(121)	(369)	(2,064)	41	(5,759)

Statement of Other Operating Income (Expenses) - Jan-Sep/2009 [28]

	R$ MILLION

	E&P	SUPPLY	GAS & POWER	DISTRIB.	INTERN.	CORP.[29]	ELIMIN.	TOTAL

Losses and Contingencies related to Lawsuit	(2,076)	(132)	(25)	(35)	(25)	(36)	-	(2,329)
Institutional relations and cultural projects	(45)	(20)	(11)	(49)	-	(546)	-	(671)
Inventory adjustment	-	(174)	(5)	-	(362)	(9)	-	(550)
Non-scheduled stoppages in installations and production equipment	(406)	(29)	(76)	-	(19)	-	-	(530)
Operational expenses with thermoelectric	-	-	(418)	-	-	-	-	(418)
Labor Agreement	(155)	(80)	(11)	-	(11)	(151)	-	(408)
HSE Expenses	(48)	(45)	(3)	-	-	(146)	-	(242)
Incentive, Donations and Governmental Subvention	126	369	19	-	-	-	-	514
Others	(6)	(290)	(59)	112	3	(261)	56	(445)
	(2,610)	(401)	(589)	28	(414)	(1,149)	56	(5,079)

27 Operating income before the financial result and equity income, excluding depreciation/amortization.

28 The segmented information for 2010 and 2009 was prepared considering the changes to the business areas, due to the transfer of management of the Fertilizer business from Refining, Transportation & Marketing to Gas & Power.

29 Biofuel results are included in the corporate group.

22

Consolidated Assets by Business Area - 09.30.2010 [30]

	R$ MILLION

	E&P	SUPPLY	GAS & POWER	DISTRIB.	INTERN.	CORP.[31]	ELIMIN.	TOTAL

ASSETS	224,166	109,414	48,603	12,398	30,084	92,265	(9,233)	507,697
	-	-	-	-	-	-	-	-
CURRENT ASSETS	8,337	28,675	4,492	6,648	5,497	66,605	(8,839)	111,415
CASH AND CASH EQUIVALENTS	-	-	-	-	-	47,292	-	47,292
OTHER	8,337	28,675	4,492	6,648	5,497	19,313	(8,839)	64,123
NON-CURRENT ASSETS	215,829	80,739	44,111	5,750	24,587	25,660	(394)	396,282
LONG-TERM ASSETS	7,512	5,684	2,766	1,366	4,401	17,730	(394)	39,065
INVESTMENT	-	5,898	239	17	1,664	956	-	8,774
PROPERTY, PLANTS AND EQUIPMENT	131,671	68,879	39,837	3,670	15,319	5,954	-	265,330
INTANGIBLE	76,646	278	1,269	697	3,203	1,020	-	83,113

Consolidated Assets by Business Area - 12.31.2009 [30]

	R$ MILLION

	E&P	SUPPLY	GAS & POWER	DISTRIB.	INTERN.	CORP.[31]	ELIMIN.	TOTAL

ASSETS	132,172	87,853	44,939	10,950	28,378	56,555	(10,540)	350,307

CURRENT ASSETS	6,515	27,412	5,076	5,668	5,128	33,989	(9,414)	74,374
CASH AND CASH EQUIVALENTS	-	-	-	-	-	29,034	-	29,034
OTHER	6,515	27,412	5,076	5,668	5,128	4,955	(9,414)	45,340
NON-CURRENT ASSETS	125,657	60,441	39,863	5,282	23,250	22,566	(1,126)	275,933
LONG-TERM ASSETS	7,488	4,387	2,815	1,060	2,776	17,523	(1,126)	34,923
INVESTIMENT	-	3,330	273	25	1,882	150	-	5,660
PROPERTY, PLANTS AND EQUIPMENT	116,369	52,456	35,666	3,503	15,252	3,833	-	227,079
INTANGIBLE	1,800	268	1,109	694	3,340	1,060	-	8,271

30 The segmented information for 2010 and 2009 was prepared considering the changes to the business areas, due to the transfer of management of the Fertilizer business from Refining, Transportation & Marketing to Gas & Power.

31 Biofuel results are included in the corporate group.

23

Consolidated Statement by International Business Area - Jan-Sep/2010

	R$ MILLION INTERNATIONAL

	E&P	ABAST	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	CONSOLIDATED

ASSETS (09.30.2010)	21,039	5,358	3,358	1,314	2,849	(3,834)	30,084

Income Statement

Net Operating Revenues	4,825	9,677	1,559	5,361	-	(3,157)	18,265
Intersegments	3,875	2,899	217	48	-	(3,193)	3,846
Third Parties	950	6,778	1,342	5,313	-	36	14,419
Operating Profit (Loss)	1,865	(35)	258	54	(400)	(13)	1,729

Net Income (Loss)	1,503	(30)	182	52	(436)	(13)	1,258

Consolidated Statement by International Business Area

	R$ MILLION INTERNATIONAL

	E&P	ABAST	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	CONSOLIDATED

ASSETS (12.31.2009)	19,950	5,068	3,470	1,163	3,910	(5,183)	28,378

Income Statement - Jan-Sep/2009

Net Operating Revenues	4,028	8,844	1,603	3,893	4	(2,927)	15,445
Intersegments	2,637	2,149	238	68	-	(2,927)	2,165
Third Parties	1,391	6,695	1,365	3,825	4	-	13,280

Operating Profit (Loss)	1,050	(105)	258	3	(556)	48	698

Net Income (Loss)	787	(274)	211	8	(754)	48	26

24

Income Statement – Parent Company

R$ million
	Third Quarter			Jan-Sep

2Q-2010	2010	2009		2010	2009

50,528	53,125	46,069	Gross Operating Revenues	151,900	129,647
(11,614)	(12,462)	(10,803)	Sales Deductions	(35,371)	(30,222)
38,914	40,663	35,266	Net Operating Revenues	116,529	99,425
(23,925)	(25,480)	(20,177)	Cost of Products Sold	(70,747)	(55,433)
14,989	15,183	15,089	Gross Profit	45,782	43,992
			Operating Expenses
(2,148)	(1,871)	(1,736)	Sales	(5,769)	(5,027)
(1,280)	(1,479)	(1,405)	General & Administrative	(3,984)	(3,791)
(527)	(492)	(585)	Exploratory Cost	(1,895)	(1,981)
(384)	(478)	(414)	Research & Development	(1,242)	(1,112)
(75)	(136)	(98)	Taxes	(292)	(257)
(355)	(319)	(313)	Health and Pension Plans	(1,058)	(972)
(867)	(2,263)	(3,163)	Other	(4,956)	(5,103)
(5,636)	(7,038)	(7,714)		(19,196)	(18,243)
9,353	8,145	7,375	Operating Income before Financial Result and Participation in Equity Income	26,586	25,749
			Net Financial
899	750	1,595	Income	2,562	5,158
(783)	(564)	(1,554)	Expenses	(2,373)	(4,419)
(158)	502	928	Net Monetary Variation	124	1,313
(9)	(566)	(2,009)	Net Exchange Variation	(127)	(7,108)
(51)	122	(1,040)		186	(5,056)
(5,687)	(6,916)	(8,754)		(19,010)	(23,299)
1,408	2,465	3,078	Paticipation in Equity Income	4,866	6,716
10,710	10,732	9,413	Operating Income	31,638	27,409
(2,473)	(2,177)	(1,505)	Income Tax / Social Contribution	(7,155)	(4,897)
8,237	8,555	7,908	Net Income	24,483	22,512

25

Balance Sheet – Parent Company

Assets	R$ million
	09.30.2010	12.31.2009
Current Assets	94,961	54,076
Cash and Cash Equivalents	39,924	16,798
Accounts Receivable	16,574	12,844
Inventories	16,300	14,437
Marketable Securities	12,761	1,718
Taxes Recoverable	5,428	4,049
Other	3,974	4,230
Non Current Assets	361,233	265,976
Long-term Assets	56,617	73,467
Petroleum & Alcohol Account	820	817
Subsidiaries and affiliated companies	32,951	48,889
Advances to Suppliers	1,185	1,900
Marketable Securities	4,499	4,180
Deferred Taxes and Social Contribution	12,325	11,640
Judicial Deposits	2,201	1,691
Prepaid Expenses	1,053	830
Other	1,583	3,520
Investments	48,516	39,373
Fixed Assets	177,812	149,447
Intangible	78,009	3,216
Deferred	279	473
Total Assets	456,194	320,052

Liabilities	R$ million

	09.30.2010	12.31.2009
Current Liabilities	69,152	79,074
Short-term Debt	8,246	3,123
Credit Rights - FIDC	12,717	14,318
Commitment related to the transfer of benefits, risks and control of assets	3,018	3,557

Suppliers	28,278	41,519
Taxes & Social Contribution	7,168	8,268
Dividends / Interest on Own Capital	1,826	2,333
Salaries, benefits and charges	2,452	1,907
Pension Plan	662	592
Health Care Benefits	531	531
Profit Share Provision	48	1,270
Other	4,206	1,656
Non Current Liabilities	89,082	76,070
Long-term Debt	29,245	26,004
Risk and assets control	15,851	10,904
Deferred Taxes & Social Contribution	20,220	16,855
Subsidiaries and affiliated companies	866	905
Health Care Benefits	10,235	9,535
Provision for well abandonment	4,450	4,419
Pension plan	3,770	3,612
Other	4,445	3,836
Shareholders' Equity	297,960	164,908
Net Income	200,161	78,967
Capital	97,799	85,941
Total Liabilities	456,194	320,052

26

1.    Adoption of international financial reporting standards

The Company prepared its opening balance with January 1, 2009 as the transition date for the mandatory exceptions to and certain optional exemptions from the retroactive application of IFRS, in accordance with CPC 37 – Initial Adoption of International Accounting Standards.

A summary of those procedures that resulted in changes to the Company’s financial statements in 2009 is presented in the 1Q-2010 earnings release, available on our investor relations website (http://www.petrobras.com.br/ri/Download.aspx?id=10477).

We present below the effects of these adjustments on the consolidated and parent company financial statements:

a)     Reconciliation of Net Income

	Jan-Sep/2009
	Consolidated	Parent
Net income as divulged	20,853	20,951
Capitalized loan costs	2,200	2,200
Deferred taxes	(491)	(459)
Accrual of subsidiary unsecured liabilities		(280)
Other	(172)	100
Net income adjusted to IFRS	22,390	22,512

b)    Reconciliation with the Consolidated Result

	Results		Net Income
	09.30.2010	12.31.2009	Jan-Sep/2010	Jan-Sep/2009
Consolidated - IFRS	301,479	167,114	25,265	26,156
Minority Interest	(4,118)	(2,910)	(678)	(3,766)
Net Income	297,361	164,204	24,588	22,390
Deffered expenses not considering fiscal effect	599	704	(105)	121
Controlled adjusted to CPC accounting standards	297,960	164,908	24,483	22,512

27

2.    Analysis of Gross Profit (3Q-2010 x 2Q-2010)

		R$ million
		Change 3Q-2010 x 2Q-2010
	Gross Profit Analysis - Main Items	Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market:	- volumes sold	2,058	(1,311)	747
	- domestic prices	(560)	-	(560)
. International Market:	- export volumes	(1,465)	982	(483)
	- export price	(271)	-	(271)
	. (Increase) decrease in expenses:(*)	-	853	853
	. Increase (decrease) in profitability of distribution segment	1,499	(1,430)	69
	. Increase (decrease) in profitability of trading operations	(246)	257	11
	. Increase (decrease) in international sales	(221)	212	(9)
	. FX effect on controlled companies abroad	(60)	53	(7)
. Other		374	(466)	(92)
		1,108	(850)	258

	(*) Expenses Composition:	Value
	- import of crude oil and oil products and gas	595
	- domestic government take	471
	- salaries, benefits and charges	170
	- generation and purchase of energy for commercialization	146
	- materials, services, rent and depreciation	(38)
	- transportation: maritime and pipelines [32]	(491)
		853

Due to the average inventory period of 60 days, international oil and refinery product prices, as well as the impact of the exchange rate on imports and government take are not fully reflected in the cost of goods sold in the actual period, but in the subsequent period.

The chart below shows the estimated impact on COGS:

	2Q10	3Q10	Δ (*)
Effect of the weighted average cost (Real MM)	402	(178)	(580)
( ) Sales Cost increase

(*) Unlike in 2Q-2010, 3Q-2010 COGS was adversely affected by the sale of inventories acquired at a higher unit cost in previous periods, reflecting the behavior of international prices. [1] [24]

32Expenses with cabotage, terminals and pipelines.

28

3.    Analysis of Gross Profit (9M-2010 x 9M-2009)

		R$ million
		Change Jan-Sep/2010 X Jan-Sep/2009
	Gross Profit Analysis - Main Items	Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market:	- volumes sold	8,613	3,045	5,568
	- domestic prices	(2,058)	-	(2,058)
. International Market:	- export volumes	(38)	91	53
	- export price	5,450	-	5,450
	. Increase (decrease) in expenses: (II)	-	(7,691)	(7,691)
	. Increase (decrease) in profitability of distribution segment	5,831	(5,382)	449
	. Increase (decrease) in profitability of trading operations	4,923	(5,475)	(552)
	. Increase (decrease) in international sales	2,990	(1,403)	1,587
	. FX effect on controlled companies abroad	(2,992)	2,493	(499)
. Other		925	(858)	67
		23,644	(21,270)	2,374

	(*) Expenses Composition:	Value
	- import of crude oil and oil products and gas	(4,914)
	- domestic government take	(2,241)
	- oil products (domestic purchase)	(431)
	- generation and purchase of energy for commercialization	(211)
	- salaries, benefits and charges	(92)
	- materials, services, rent and depreciation	198
		(7,691)

29

4.    Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$49,690 million.

R$ million
	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)		2010	2009	2010 X 2009 (%)
				Economic Contribution - Country
6,683	7,256	6,131	9	Value Added Tax on Sales and Services (ICMS)	20,056	18,163	10
1,601	1,811	1,680	13	CIDE [33]	4,931	3,918	26
3,254	3,557	3,045	9	PASEP/COFINS	10,004	9,182	9
2,993	3,595	2,767	20	Income Tax & Social Contribution	9,338	7,173	30
730	575	609	(21)	Other	1,926	2,109	(9)
15,261	16,794	14,232	10	Subtotal Country	46,255	40,545	14
1,108	1,111	1,199	-	Economic Contribution - Foreign	3,435	3,383	2
16,369	17,905	15,431	9	Total	49,690	43,928	13

5.    Government Take

R$ million
	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)		2010	2009	2010 X 2009 (%)
				Country
2,396	2,287	2,187	(5)	Royalties	7,016	5,787	21
2,598	2,323	2,418	(11)	Special Participation	7,531	5,636	34
29	34	32	17	Surface Rental Fees	95	98	(3)
		2,048	-	ANP Agreement	-	2,048
5,023	4,644	6,685	(8)	Subtotal Country	14,642	13,569	8
121	125	124	3	Foreign	371	328	13
5,144	4,769	6,809	(7)	Total	15,013	13,897	8

The government take in the country in the 3Q-2010 fell by 8% over the previous quarter, due to the 4% decline in the reference price for local oil, which averaged R$118.70 (US$67.89) in 3Q-2010, versus R$123.05 (US$68.75) in 2Q-2010, reflecting international oil prices and the exchange variation.

The government take in the country in 9M-2010 increased by 8% over 9M-2009, due to the 20% upturn in the reference price for local oil, which averaged R$122.01 (US$68.55) in 9M-2010, versus R$101.49 (US$49.78) in the same period in 2009, reflecting international oil prices and the higher tax rate in the Marlim Sul and Marlim Leste fields.

[25]

33 CIDE – Economic Domain Contribution Charge.

30

6.    Indebtedness

31

7.    Foreign Exchange Exposure

Assets	R$ million

	09.30.2010	12.31.2009

Current Assets	19,169	5,581
Cash and Cash Equivalents	16,999	4,035
Other Current Assets	2,170	1,546

Non-current Assets	20,096	17,876
Amounts invested abroad by partner companies, in the international segment, in E&P equipments to be used in Brazil and in commercial activities.	18,675	16,759
Long-term Assets	1,419	1,117

Total Assets	39,265	23,457

Liabilities	R$ million

	09.30.2010	12.31.2009

Current Liabilities	(10,410)	(11,978)
Short-term Financing	(6,881)	(10,303)
Suppliers	(3,328)	(1,088)
Others Current Liabilities	(201)	(587)

Long-term Liabilities	(27,439)	(15,203)
Long-term Financing	(27,439)	(15,125)
Others Long-term Liabilities	-	(78)

Total Liabilities	(37,849)	(27,181)

Net Assets (Liabilities) in Reais	1,416	(3,724)

(-) FINAME Loans - reais indexed to dollar	(140)	(179)
(-) BNDES Loans - reais indexed to dollar	(25,169)	(25,368)

Net Assets (Liabilities) in Reais	(23,893)	(29,271)

32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.